UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5908 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
January 2012 Up 10% Year over Year

Mexico City, February 8, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for January 2012 increased by 10% compared to January 2011.

All figures in this announcement reflect comparisons between January 1 through January 31, 2012 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2011	January 2012	% Change
Cancún	248,098	297,249	19.8
Cozumel	3,134	7,483	138.8
Huatulco	27,550	34,601	25.6
Mérida	79,995	91,988	15.0
Minatitlán	7,430	9,548	28.5
Oaxaca	25,753	30,401	18.0
Tapachula	11,900	12,387	4.1
Veracruz	54,958	56,631	3.0
Villahermosa	56,842	66,884	17.7
Total Domestic	515,660	607,172	17.7

International
Airport	January 2011	January 2012	% Change
Cancún	917,096	976,746	6.5
Cozumel	40,950	35,676	(12.9)
Huatulco	13,010	14,054	8.0
Mérida	9,892	9,509	(3.9)
Minatitlán	347	535	54.2
Oaxaca	4,952	5,846	18.1
Tapachula	625	826	32.2
Veracruz	5,949	8,236	38.4
Villahermosa	3,911	4,368	11.7
Total International	996,732	1,055,796	5.9

Total
Airport	January 2011	January 2012	% Change
Cancún	1,165,194	1,273,995	9.3
Cozumel	44,084	43,159	(2.1)
Huatulco	40,560	48,655	20.0
Mérida	89,887	101,497	12.9
Minatitlán	7,777	10,083	29.7
Oaxaca	30,705	36,247	18.0
Tapachula	12,525	13,213	5.5
Veracruz	60,907	64,867	6.5
Villahermosa	60,753	71,252	17.3
ASUR Total	1,512,392	1,662,968	10.0

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 8, 2012